UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

Commission File Number: 001-39800

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

☐ For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Legacy EJY, Inc.

Full Name of Registrant

Enjoy Technology, Inc.

Former Name if Applicable

3240 Hillview Avenue

Address of Principal Executive Office (Street and Number)

Palo Alto, California 94304

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Legacy EJY, Inc. (f/k/a/ Enjoy Technology, Inc.) (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2022 (the “Form 10-Q”). As previously disclosed in a Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on June 30, 2022, the Company and certain of its wholly owned subsidiaries (together with the Company, the “Debtors”) filed voluntary petitions (and the cases commenced thereby, the “Chapter 11 Cases”) under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) on June 30, 2022 (the “Petition Date”). The Chapter 11 Cases are being jointly administered under the caption “In re Legacy EJY Inc., et al., Case No. 22-10580 (JKS).”

As previously disclosed in the Company’s Current Report on Form 8-K filed with the SEC on October 20, 2022, on October 14, 2022, the Debtors filed a Combined Disclosure Statement and Chapter 11 Plan of Liquidation (the “Combined Disclosure Statement and Plan”). The Combined Disclosure Statement and Plan provides that the holders of equity interest in the Company will receive no recovery and that the Debtors will be dissolved under applicable law upon the closing of the Chapter 11 Cases. On the Effective Date (as defined below), the Company’s common stock and warrants to purchase shares of common stock outstanding immediately before the Effective Date will be cancelled and of no further force or effect after such date and the Company will be dissolved.

The Company has two classes of securities, common stock and warrants to purchase common stock, as to which it has reporting obligations under Section 12(g) of the Securities Exchange Act of 1934 (the “Exchange Act”). Both classes of securities were delisted by the Nasdaq Stock Market on July 11, 2022 and are now traded on the OTC Pink Market.

As previously disclosed in a Current Report on Form 8-K filed with the SEC on September 1, 2022, on August 31, 2022, the Debtors completed a sale of substantially all of their assets conducted under Section 363 of the Bankruptcy Code pursuant to that certain Asset Purchase Agreement, dated as of July 25, 2022, as amended, with Asurion, LLC (“Asset Sale Closing”). As disclosed in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, the Company executed a reduction in force in the U.S. in August and September 2022. As of November 14, 2022, only 10 employees remained to execute the process of winding down the Company.

The Company will be unable to continue filing the periodic reports required by Section 13(a) under the Exchange Act (collectively, “Periodic Reports”) without unreasonable effort and expense. Accordingly, the Company will not file the Form 10-Q and any quarterly reports on Form 10-Q for subsequent periods ending prior to the date the conditions precedent set forth in the Combined Disclosure Statement and Plan are satisfied or waived (the “Effective Date”). Instead, until the Effective Date, the Company will file Current Reports on Form 8-K containing (i) disclosure of all material events in the Chapter 11 Cases and any other information required by the instructions to Form 8-K and (ii) as exhibits, the copies of monthly operating reports that are required to be filed with the Bankruptcy Court pursuant to Bankruptcy Code Section 2015 (the “Monthly Operating Reports”), including any other documents that include unaudited financial information that are filed by the Company with the Bankruptcy Court. In addition, on November 14, 2022, the Company filed a Current Report on Form 8-K to include the Monthly Operating Reports from the Petition Date until such date.

The Company cautions that trading in the Company’s securities during the pendency of the Chapter 11 Cases is highly speculative and poses substantial risks. Trading prices for the Company’s securities may bear little or no relationship to the actual recovery, by holders of the Company’s securities in the Chapter 11 Cases. Pursuant to the Combined Disclosure Statement and Plan, holders of the Company’s common stock will receive no recovery on account of such securities.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Todd Zoha	888	463-6569
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the reasons described in Part III – Narrative of this Form 12b-25, the Company will be unable to file the Form 10-Q without unreasonable effort and expense. The Company believes, however, that its results of operations for the quarter ended September 30, 2022 differed significantly from its results of operations for the quarter ended September 30, 2021 due to significant adverse developments that occurred with respect to the Company’s business and liquidity during the nine months ended September 30, 2022, including the commencement of the Chapter 11 Cases and Asset Sale Closing.

The Company has filed Monthly Operating Reports with the Bankruptcy Court relating to periods from and subsequent to the Petition Date and has included these operating reports as exhibits to its Current Report on Form 8-K. The period covered by each of these Monthly Operating Reports and the date of the Company’s Current Report on Form 8-K in which it was included as an exhibit are as follows:

Period of Monthly Operating Report	Date of Form 8-K
July 1-31, 2022 August 1-31, 2022 September 1-30, 2022	November 14, 2022

Documents filed on the docket of and other information related to the Chapter 11 Cases are available free of charge online at https://cases.stretto.com/EnjoyTechnology.

This Form 12b-25 includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” “intend” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these identifying words. All statements, other than statements of historical facts, included in this filing that address activities, events or developments that the Company expects, believes, targets or anticipates will or may occur in the future are forward-looking statements. The Company’s actual results may differ materially from those anticipated in these forward-looking statements as a result of certain risks and other factor, including, but not limited to the Company’s ability to obtain Bankruptcy Court approval with respect to motions in the Chapter 11 Cases, the effects of the Chapter 11 Cases on the Company and on the interests of various constituents, the effects of the Chapter 11 Cases on the Company and on the interests of various constituents, Bankruptcy Court rulings in the Chapter 11 Cases and the outcome of the Chapter 11 Cases in general, the duration of the Chapter 11 Cases and risks associated with third-party motions in the Chapter 11 Cases; risks related to the trading of the Company’s common stock and warrants on the OTC Pink Market, particularly because the Combined Disclosure Statement and Plan states that there will not be sufficient funds or other assets in the Debtors’ estates to allow holders of the Company’s common stock or warrants to receive any distribution of value in respect of their equity interests; risks relating to the Company’s ability to confirm the Plan; the uncertainty as to when or whether the effective date of the Combined Disclosure Statement and Plan will occur; the risk that the Chapter 11 Cases may be converted to cases under chapter 7 of the Bankruptcy Code; as well as other risks set forth in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 filed with the SEC on October 14, 2022, the Company’s Combined Disclosure Statement and Plan included as Exhibit 99.1 to the Company’s Current Report filed with the SEC on Form 8-K on October 20, 2022 and those described in the Company’s other filings with the SEC. The Company therefore cautions readers against relying on these forward-looking statements. All such statements speak only as of the date made, and, except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Legacy EJY, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2022	By:	/s/ Tiffany N. Meriweather
Name: Tiffany N. Meriweather Title: Chief Legal Officer and Corporate Secretary